3AM TECHNOLOGIES, INC.

129 The Queensway,

Barrie, Ontario

Canada L4M 0B1

Telephone: (702) 446-0810

September 24, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:Amanda Ravitz, Assistant Director
Office of Electronics & Machinery

Re: 3AM Technologies, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1

Filed April 2, 2018

File No. 333-210544

Further to the filing of an amended registration statement on Form S-1 filed by the Company on August 3, 2018 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated August 13, 2018 regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Financial Statements, page 34

1.Please amend this filing to include updated audited financial statements and related disclosures for 3am Technologies, Inc. Refer to Rule 8-08 of Regulation S-X.

Response: The updated financial statements and related disclosures have been included.

2.Also, please amend to provide updated interim financial statements for 3AM Enterprises Inc. and pro forma financial information reflecting the probable business acquisition as required by Rules 8-04 and 8-05 of Regulation S-X.

Response: The updated financial statements and pro forma financial information have been included.

Exhibit 23.2

3.In your next amendment, please provide updated consents from MaloneBailey, LLP and Saturna Group Chartered Professional Accountants LLP.

Response: The updated consents have been included.

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

3AM TECHNOLOGIES, INC.

Per:  /s/ Simon Gee

Simon Gee

Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)